UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 8)*

                                ARRIS Group, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, $.01 par value per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    04269Q100
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                Deborah J. Noble
                               Corporate Secretary
                           Nortel Networks Corporation
                           8200 Dixie Road, Suite 100
                            Brampton, Ontario L6T 5P6
                                     Canada
                                 (905) 863-1103
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                November 24, 2003
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: |_|

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                              (Page 1 of 13 Pages)

CUSIP NO. 04269Q100                                          Page 2 of 13 Pages


--------------------------------------------------------------------------------
1.  NAMES OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    Nortel Networks Corporation
--------------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                (a)
                (b)
      Not Applicable
--------------------------------------------------------------------------------
3.  SEC USE ONLY

--------------------------------------------------------------------------------
4.  SOURCE OF FUNDS

    OO
--------------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) |_|

--------------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    Canada
--------------------------------------------------------------------------------
                            7.  SOLE VOTING POWER

                                14,000,000 shares

                           -----------------------------------------------------
                            8.  SHARED VOTING POWER
 NUMBER OF SHARES
BENEFICIALLY OWNED BY           0 shares
EACH REPORTING PERSON
       WITH                 ----------------------------------------------------
                            9.  SOLE DISPOSITIVE POWER

                                14,000,000 shares
                           -----------------------------------------------------
                            10. SHARED DISPOSITIVE POWER

                                0 shares

--------------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    14,000,000 shares
--------------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |_|

--------------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    18.6%
--------------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON

    CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 04269Q100                                          Page 3 of 13 Pages


                                 AMENDMENT NO. 8
                                       TO
                                  SCHEDULE 13D

            This Amendment No. 8 amends the Statement on Schedule 13D filed on August 13, 2001, by and on behalf of Nortel Networks Corporation with respect to its beneficial ownership of common stock, par value $.01 per share ("Arris Group Common Stock"), of Arris Group, Inc. (f/k/a Broadband Parent Corporation), a Delaware corporation ("Arris Group"), as amended by Amendment No. 1 to Schedule 13D filed on June 11, 2002, Amendment No. 2 to Schedule 13D filed on June 21, 2002, Amendment No. 3 to Schedule 13D filed on June 25, 2002, Amendment No. 4 to
Schedule 13D filed on March 13, 2003, Amendment No. 5 to Schedule 13D filed on March 19, 2003, Amendment No. 6 to Schedule 13D filed on March 25, 2003 and Amendment No. 7 to Schedule 13D filed on July 28, 2003 (as amended, the "Statement"). The Statement, as amended by this Amendment No. 8, is referred to herein as "Schedule 13D." This Schedule 13D is filed to report, among other things, that Nortel Networks Inc., Arris Group and CIBC World Markets Corp. ("CIBC") entered into an underwriting agreement and a related pricing agreement pursuant to which Nortel Networks Inc. has agreed to sell to CIBC, subject to customary closing conditions, 9,000,000 shares of Arris Group Common Stock. Capitalized terms used and not defined herein have the meanings set forth in the Statement.

            With  respect  to  Items  2, 4, 5 and 6 of this  Schedule  13D,  the
Schedule I to the Statement is hereby replaced with the Schedule I attached hereto.

ITEM 4.  PURPOSE OF TRANSACTION.
         ----------------------

            The final paragraph of Item 4 of the Statement is hereby deleted in its entirety and the following paragraphs shall be inserted in lieu thereof:

            Arris Group notified Nortel Networks that the July 2003 Registration Statement was declared effective by the Securities and Exchange Commission on August 4, 2003.

            On November 24, 2003, Nortel Networks Inc., Arris Group and CIBC entered into an underwriting agreement (the "November 2003 Underwriting Agreement") pursuant to which Nortel Networks Inc. may enter into one or more pricing agreements (each a "Pricing Agreement") to sell from time to time to CIBC and other underwriters shares of Arris Group Common Stock on the terms specified in any such Pricing Agreement.

            On November 24, 2003, Nortel Networks Inc., Arris Group and CIBC also entered into a pricing agreement (the "November 2003 Pricing Agreement") pursuant to which Nortel Networks Inc. agreed to sell 9,000,000 shares of Arris Group Common Stock to CIBC (the "November 2003 Offering"). Pursuant to the terms of the November 2003 Underwriting Agreement and the November 2003 Pricing Agreement, and upon consummation of the November 2003 Offering, the price at which Arris Group Common Stock will be sold to the public will be $5.65 per share, and Nortel Networks Inc. will receive proceeds from such sale of $5.45 per share, or aggregate proceeds of $49,050,000. Subject to certain customary closing

CUSIP NO. 04269Q100                                          Page 4 of 13 Pages


conditions, it is anticipated that the November 2003 Offering will close on or about November 28, 2003.

            On November 25, 2003, Arris Group filed a prospectus supplement (the "November Prospectus Supplement") pursuant to Rule 424(b)(3) of the Securities Act in connection with the sale by Nortel Networks Inc. to CIBC of 9,000,000 shares of Arris Group Common Stock registered under the July 2003 Registration Statement.

            Except as set forth in this Schedule 13D, the Reorganization Agreement, the Arris LLC Operating Agreement, the S-3 Registration Statement, the Prospectus Supplement, the Option Agreement, the Underwriting Agreement, the Stock Option Agreement, the Master Securities Loan Agreement, the March Prospectus Supplement, the July 2003 Registration Statement, the November 2003 Underwriting Agreement, the November 2003 Pricing Agreement and the November Prospectus Supplement, neither Nortel Networks Corporation nor, to the best of Nortel Networks Corporation's knowledge, any of the individuals named in
Schedule I hereto has any plans or proposals which related to or which would result in or relate to any of the actions specified in subparagraphs (a) through
(j) of Item 4 of Schedule 13D.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF ARRIS GROUP.
         -------------------------------------------------------------

            The last two paragraphs of Item 6 of the Statement are hereby deleted in their entirety and the following paragraphs shall be inserted in lieu thereof:

            NOVEMBER 2003 UNDERWRITING AGREEMENT. On November 24, 2003, Nortel Networks Inc., Arris Group and CIBC entered into the November 2003 Underwriting Agreement pursuant to which Nortel Networks Inc. may enter into one or more Pricing Agreements to sell from time to time shares of Arris Group Common Stock to CIBC and other underwriters on the terms specified in any such Pricing Agreement. Absent a Pricing Agreement, the November 2003 Underwriting Agreement shall not be construed as an obligation of Nortel Networks Inc. to sell any of its shares of Arris Group Common Stock or as an obligation of CIBC or any other underwriters to purchase any of such shares.

            The November 2003 Underwriting Agreement provides, among other things, that Nortel Networks Inc. shall not, for a period of 60 days after the date of any Pricing Agreement, (i) offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of, directly or indirectly, any shares of Arris Group Common Stock or any securities convertible into or exercisable or exchangeable for Arris Group Common Stock other than as a bona fide gift or bona fide gifts; provided, however, that the recipient of such bona fide gift or gifts shall execute and be bound by the terms of the lock-up agreement; or (ii) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of Arris Group Common Stock, whether any such transaction described in clause (i) or (ii) above is to be settled by delivery of Arris Group Common Stock or such other securities, in cash or otherwise or (iii) make any demand for or exercise any right with respect to the registration of any shares of Arris Group Common Stock or any security convertible into or exercisable or exchangeable for Arris Group Common Stock

CUSIP NO. 04269Q100                                          Page 5 of 13 Pages


without the prior written consent of the representatives of the underwriters, in each case other than (y) the shares of Arris Group Common Stock to be sold pursuant to the November 2003 Underwriting Agreement, or (z) any shares of Arris Group Common Stock sold by Nortel Networks to Arris Group. Pursuant to the November 2003 Underwriting Agreement, Arris Group and Nortel Networks have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act. A copy of the November 2003 Underwriting Agreement is filed as Exhibit 14 to this Schedule 13D and incorporated herein by reference.

            NOVEMBER 2003 PRICING AGREEMENT. On November 24, 2003, Nortel Networks Inc., Arris Group and CIBC entered into the November 2003 Pricing Agreement pursuant to which Nortel Networks Inc. agreed to sell 9,000,000 shares of Arris Group Common Stock to CIBC. Pursuant to the terms of the November 2003 Underwriting Agreement and the November 2003 Pricing Agreement, and upon consummation of the November 2003 Offering, the price at which Arris Group Common Stock will be sold to the public will be $5.65 per share, and Nortel Networks Inc. will receive proceeds from such sale of $5.45 per share, or aggregate proceeds of $49,050,000. Subject to certain customary closing conditions, it is anticipated that the November 2003 Offering will close on or about November 28, 2003. A copy of the November 2003 Pricing Agreement is filed as Exhibit 15 to this Schedule 13D and incorporated herein by reference.

            The foregoing summaries of the Reorganization Agreement, the Investor Rights Agreement, the Arris LLC Operating Agreement, the Registration Rights Agreement, the Lock-Up Agreement, the Option Agreement, the Underwriting Agreement, the Stock Option Agreement, the Registration Rights Letter Agreement, the CIBC Lock-Up Agreement, the Lock-Up Letter Agreement, the Master Securities Loan Agreement, the November 2003 Underwriting Agreement and the November 2003 Pricing Agreement are qualified in their entirety by reference to the text of such agreements incorporated by reference herein.

            Except as provided in the Reorganization Agreement, the Investor Rights Agreement, the Arris LLC Operating Agreement, the Registration Rights Agreement, the Lock-Up Agreement, the Option Agreement, the Underwriting Agreement, the Stock Option Agreement, the Registration Rights Letter Agreement, the CIBC Lock-Up Agreement, the Lock-Up Letter Agreement, the Master Securities Loan Agreement, the November 2003 Underwriting Agreement or the November 2003 Pricing Agreement or as set forth in this Schedule 13D, neither Nortel Networks Corporation nor, to the best of Nortel Networks Corporation's knowledge, any of the individuals named in Schedule I hereto has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of Arris Group, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.
         --------------------------------

         Item 7 is hereby amended to include the following paragraphs:

Exhibit 14 --     Underwriting  Agreement,  dated as of November 24, 2003, among
                  Nortel Networks Inc., Arris Group, Inc. and CIBC World Markets
                  Corp. (incorporated herein by reference to Exhibit 1.1 to Form
                  8-K  (File  No.  001-

CUSIP NO. 04269Q100                                          Page 6 of 13 Pages


                  16631), filed by Arris Group, Inc. on November 25, 2003).


Exhibit 15 --     Pricing Agreement, dated as of November 24, 2003, among Nortel
                  Networks Inc., Arris Group, Inc. and CIBC World Markets Corp.,
                  (incorporated  herein by  reference to Exhibit 1.2 to Form 8-K
                  (File No.  001-16631),  filed by Arris Group, Inc. on November
                  25, 2003).

CUSIP NO. 04269Q100                                          Page 7 of 13 Pages


                                   SIGNATURES

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: November 25, 2003             NORTEL NETWORKS CORPORATION



                                    By:  /s/ Katharine B. Stevenson
                                         -----------------------------------
                                         Katharine B. Stevenson
                                         Treasurer


                                    By:  /s/ Gordon Davies
                                         -----------------------------------
                                         Gordon Davies
                                         Assistant Secretary

CUSIP NO. 04269Q100                                          Page 8 of 13 Pages


                                   SCHEDULE I
                           NORTEL NETWORKS CORPORATION
                                       AND
                             NORTEL NETWORKS LIMITED
          DIRECTORS, EXECUTIVE OFFICERS AND CERTAIN NON-EXECUTIVE BOARD
                               APPOINTED OFFICERS

            The name, citizenship, present principal occupation or employment, and the name of any corporation or other organization in which such employment is conducted, of each of the directors, executive officers and certain non-executive board appointed officers of Nortel Networks Corporation and Nortel Networks Limited is set forth below. Unless otherwise indicated below, the business address of each director, executive officer and certain non-executive board appointed officers is Nortel Networks Corporation and Nortel Networks Limited, 8200 Dixie Road, Suite 100, Brampton, Ontario L6T 5P6, Canada.

                                                      PRESENT PRINCIPAL
         NAME AND CITIZENSHIP                      OCCUPATION OR EMPLOYMENT

Directors
---------

      Blanchard, James J.             Piper Rudnick
      American                        901-15th Street, N.W., Suite 700
                                      Washington, DC 20005-2301 U.S.A.

      Brown, Robert E.                Chairman of the Board
      Canadian/British                Air Canada
                                      Air Canada Center
                                      7373 Cote Vertu West
                                      Montreal, Quebec
                                      Canada H4Y 1H4

      Cleghorn, John E.               Chairman of the Board
      Canadian                        SNC-Lavalin Group Inc.
                                      200 Bay Street, South Tower, Suite 3115
                                      Royal Bank Plaza
                                      Toronto, Ontario M5J 2J5 Canada

      Dunn, Frank A.                  President and Chief Executive Officer
      Canadian                        Nortel Networks Corporation and
                                      Nortel Networks Limited

      Fortier, L. Yves                Chairman and Senior Partner
      Canadian                        Ogilvy Renault
                                      1981 McGill College Avenue, 12th Floor
                                      Montreal, Quebec H3A 3C1 Canada

CUSIP NO. 04269Q100                                          Page 9 of 13 Pages


      Ingram, Robert A.               Vice Chairman Pharmaceuticals
      American                        GlaxoSmithKline
                                      5 Moore Drive
                                      Research Triangle Park, N.C. 27709 U.S.A.

      Owens, William A.               Chief Executive Officer and Chairman of
      American                        the Board
                                      Teledesic   LLC  3740   Carillon   Point
                                      Kirkland, WA 98033 U.S.A.

      Saucier, Guylaine               1321 Sherbrooke Street West, Suite C-61
      Canadian                        Montreal, Quebec H3G 1J4 Canada

      Smith, Jr., Sherwood H.         Chairman Emeritus of the Board
      American                        CP&L
                                      One Hanover Square Building
                                      421 Fayetteville Street Mall
                                      Raleigh, N.C. 27601-1748 U.S.A.

      Wilson, Lynton R.               Chairman of the Board
      Canadian                        CAE Inc.
                                      483 Bay Street, Floor 7, North Tower
                                      Toronto, Ontario M5G 2C9 Canada

                                      Chairman of the Board of Nortel Networks
                                      Corporation
                                      and Nortel Networks Limited
Officers
--------

      Dunn, Frank A.                  President and Chief Executive Officer
      Canadian

      Beatty, Douglas C.              Chief Financial Officer
      Canadian

      DeRoma, Nicholas J.             Chief Legal Officer
      American

      Mumford, D. Gregory             Chief Technology Officer
      Canadian                        3500 Carling Avenue
                                      Nepean, Ontario
                                      K2H 8E9  Canada

      Debon, Pascal                   President, Wireless Network
      French                          2221 Lakeside Boulevard
                                      Richardson, Texas
                                      75082-4399  U.S.A.

CUSIP NO. 04269Q100                                          Page 10 of 13 Pages


      Bolouri, Chahram                President, Global Operations
      Canadian

      McFadden, Brian W.              President, Optical Networks
      Canadian                        2351 Boulevard Alfred-Nobel
                                      St. Laurent, Quebec
                                      H4S 2A9  Canada

      Pusey, Stephen C.               President, Europe, Middle East and
      U.K.                            Africa Maidenhead Office Park,
                                      Westacott Way
                                      Maidenhead, Berkshire
                                      SL6 3QH England

      Spradley, Susan L.              President, Wireline Networks
      American                        2221 Lakeside Boulevard
                                      Richardson, Texas
                                      75082-4399  U.S.A.

      Tariq, Masood A.                President, Global Alliances
      Canadian/American               4006 E. Chapel Hill-Nelson Highway
                                      Research Triangle Park, North Carolina
                                      27709  U.S.A.

      Donovan, William J.             Senior Vice-President, Human Resources
      American

      Gollogly, Michael J.            Controller
      Canadian/U.K.

      Donoghue, Adrian J.  *          General Auditor
      Canadian

      Stevenson, Katharine B.         Treasurer
      Canadian/American

      Noble, Deborah J.  *            Corporate Secretary
      Canadian

      Schilling, Steven L.            President, Enterprise Accounts
      American                        4006 E. Chapel Hill-Nelson Highway
                                      Research Triangle Park, North Carolina
                                      27709  U.S.A.

      Doolittle, John M.  *           Vice-President, Tax
      Canadian

CUSIP NO. 04269Q100                                          Page 11 of 13 Pages


      Morrison, Blair F.  *           Assistant Secretary
      Canadian

      Pahapill, MaryAnne E.  *        Assistant Treasurer
      Canadian

      Collins, Malcolm K.             President, Enterprise Networks
      U.K.                            4006 E. Chapel Hill-Nelson Highway
                                      Research Triangle Park, North Carolina
                                      27709  U.S.A.

      Hitchcock, Albert R.  *         Chief Information Officer
      U.K.                            4006 E. Chapel Hill-Nelson Highway
                                      Research Triangle Park, North Carolina
                                      27709  U.S.A.

      Mao, Robert Yu Lang             President and Chief Executive Officer,
      American                        Greater China
                                      11/f, Tower 3
                                      Sun Dong An Plaza
                                      138 Wang Fu Jing Da Jie
                                      Beijing, 100006 China

      Joannou, Dion C.                President, CALA
      American                        1500 Concord Terrace
                                      Sunrise, Florida 33323 U.S.A.

      Davies, Gordon  *               Assistant Secretary
      Canadian

      Giamatteo, John J.              President, Asia Pacific
      American                        Gate City Ohsaki, East Tower
                                      9F 1-11-2 Ohsaki
                                      Shinagawa-Ku, Tokyo
                                      141-8411 Japan

      Karen E. Sledge                 Assistant Controller


      * Non-executive board appointed officers

CUSIP NO. 04269Q100                                          Page 12 of 13 Pages


                 DIRECTORS, EXECUTIVE OFFICERS AND NON-EXECUTIVE
                           BOARD APPOINTED OFFICERS OF
                              NORTEL NETWORKS INC.

            The name, citizenship, present principal occupation or employment, and the name of any corporation or other organization in which such employment is conducted, of each of the directors, executive officers and non-executive board appointed officers of Nortel Networks Inc. is set forth below. Unless otherwise indicated below, the business address of each director, executive officer and non-executive board appointed officer is Nortel Networks Inc., 220 Athens Way, Nashville, Tennessee 37228 USA.

                                                      PRESENT PRINCIPAL
         NAME AND CITIZENSHIP                      OCCUPATION OR EMPLOYMENT

Directors
---------

      Cross, Mary M.                  President, Nortel Networks Inc.
      American                        4008 E. Chapel Hill-Nelson Highway
                                      Research Triangle Park, N.C. 27709 U.S.A.

      Stevenson, Katharine B.         Treasurer, Nortel Networks Corporation
      Canadian/American               and Nortel Networks Limited
                                      8200 Dixie Road, Suite 100
                                      Brampton, Ontario L6T 5P6 Canada

Officers
--------

      Cross, Mary M.                  President
      American                        4008 E. Chapel Hill-Nelson Highway
                                      Research Triangle Park, N.C. 27709 U.S.A.

      Egan, Lynn C.  *                Assistant Secretary
      American

      Gigliotti, Thomas A.  *         Assistant Secretary
      American                        4001 E. Chapel Hill-Nelson Highway
                                      Research Triangle Park, N.C. 27709 U.S.A.

      Higginbotham, Ernest R.  *      Assistant Secretary
      American                        2221 Lakeside Blvd.
                                      Richardson, TX 75082-4399 U.S.A.

      Knudsen, Paul T.  *             Assistant Secretary
      Canadian                        2221 Lakeside Blvd.
                                      Richardson, TX 75082-4399 U.S.A.

CUSIP NO. 04269Q100                                          Page 13 of 13 Pages


      Krebs, Laurie                   Vice President, Tax
      American                        4001 E. Chapel Hill-Nelson Highway
                                      Research Triangle Park, N.C. 27709 U.S.A.

      LaSalle, William J.  *          Secretary
      American                        Nortel Networks Limited
                                      8200 Dixie Road, Suite 100
                                      Brampton, Ontario L6T 5P6 Canada

      Lester, Monica L.               Treasurer
      American

      Noble, Deborah J.  *            Corporate Secretary
      Canadian                        Nortel Networks Corporation and
                                      Nortel Networks Limited
                                      Assistant Secretary, Nortel Networks Inc.
                                      8200 Dixie Road, Suite 100
                                      Brampton, Ontario L6T 5P6 Canada

      Stout, Allen K.                 Vice President, Finance
      American

* Non-executive board appointed officers